EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of May 15, 2025, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox”, the “Company, or “our”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three months ended March 31, 2025 (the “Consolidated Financial Statements”). The Consolidated Financial Statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2024 and related notes thereto, and the 2024 annual MD&A, which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the SEC on the SEC’s website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form dated March 21, 2025 (“AIF”) and Annual Report on Form 40-F dated March 26, 2025, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.voxroyalty.com.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	2
Highlights and Key Accomplishments	3
Royalty Portfolio Updates	5
Outlook	8
Asset Portfolio	9
Summary of Quarterly Results	12
Liquidity and Capital Resources	14
Off-Balance Sheet Arrangements	15
Commitments and Contingencies	15
Related Party Transactions	16
Recent Accounting Pronouncements	16
Outstanding Share Data	17
Critical Accounting Judgements and Estimates	17
Financial Instruments	17
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	18
Forward-Looking Information	19
Third-Party Market and Technical Information	20

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q1 2025 The three-month period ended March 31, 2025	“NSR”	Net smelter return royalty	“$” United States dollars
Q4 2024 The three-month period ended December 31, 2024	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q3 2024 The three-month period ended September 30, 2024	“FC”	Free carry	“C$” Canadian dollars
Q2 2024 The three-month period ended June 30, 2024	“PR”	Production royalty
Q1 2024 The three-month period ended March 31, 2024	“GPR”	Gross proceeds royalty
Q4 2023 The three-month period ended December 31, 2023	“GSR”	Gross sales royalty
Q3 2023 The three-month period ended September 30, 2023	“FOB”	Free on board
Q2 2023 The three-month period ended June 30, 2023	“RR”	Revenue royalty

Overview

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions (Australia, Canada, the United States, Brazil, Peru, and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Vox operates a unique business model within the royalty space, which it believes offers it competitive advantages. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). The MRO database is not commercially available to the Company’s competitors. The MRO database vertically integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices.

Vox’s business model is focused on managing and growing its portfolio of royalties. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) limited exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its royalty asset portfolio through accretive acquisitions. As at the date of this MD&A, approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes eight producing assets and twenty‑two development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

In the near and medium-term, the Company is prioritizing acquiring royalties on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

•	Q1 2025 revenue of $2,680,194 compared to $2,882,512 in Q1 2024.
•	Generated cash flows from operations of $1,038,814 for the three months ended March 31, 2025, compared to $1,212,154 in Q1 2024.
•	Reported a net loss for Q1 2025 of $359,140 compared to a net loss of $241,387 in Q1 2024.
•	On February 20, 2025, increased quarterly cash dividend to $0.0125 per common share. This marks the third consecutive annual increase for Vox shareholders.
•	On March 12, 2025, the Company approved the renewal of a share repurchase program of up to $1.5 million of Vox common shares.
•	Noted significant organic development within the existing royalty portfolio, as discussed in the “Royalty Portfolio Updates” section of this MD&A.
•	Balance sheet position at quarter end includes: (i) cash and accounts receivable of $12,052,091, (ii) working capital of $9,653,494, and (iii) a fully undrawn credit facility (“Facility”) of up to $15,000,000 with the Bank of Montreal (“BMO”) (plus accordion feature for up to an additional $10,000,000, subject to certain conditions).
•	Subsequent events – Kanmantoo copper-gold royalty acquisition in South Australia and BMO draw down:

o	On May 14, 2025, the Company initiated a draw down of $11.7 million under the BMO Facility. The proceeds of the draw down were allocated to the purchase of the Kanmantoo royalty acquisition.
o	On May 15, 2025, the Company completed the acquisition of the producing Kanmantoo copper-gold royalty for total cash consideration of $11.7 million. Details of the acquisition are noted below.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Credit Facility

On January 16, 2024, the Company entered into the Facility with BMO, providing for a $15 million secured revolving credit facility. The Facility includes the Accordion, which provides for an additional $10 million of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has a term that matures on December 31, 2026 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at March 31, 2025, all such ratios and requirements were met.

As at March 31, 2025, no amounts were outstanding under the Facility. However, on May 14, 2025, the Company drew down $11.7 million under the Facility for the purchase of the Kanmantoo royalty acquisition.

Kanmantoo Royalty Acquisition

On May 15, 2025, the Company announced that it completed the Kanmantoo copper-gold royalty acquisition in South Australia for total cash consideration of $11.7 million.

Transaction highlights include:

•	Fully operational underground copper-gold mine in South Australia that is expected to produce 12,000t – 14,000t copper in 2025 with meaningful gold and silver byproduct credits.
•	The Kanmantoo underground mine is located 55km from Adelaide and successfully operated as a series of open pits from 2010 to 2020, producing around 137,000t of copper and over 55,000 oz of gold. Mining from the underground commenced in May 2023, with commercial production declared in July 2024.
•	Extensive established infrastructure in place following initial capital investment of A$200 million between 2010 and 2020, with significant expansion potential with 3.6Mtpa processing plant currently ~40% utilised.
•	Provides Vox shareholders with immediate copper revenue exposure and further strengthens Vox’s industry-leading proportionate weighting of royalty assets to Australia.
•	Current total resource as at September 30, 2024 comprises 8.8Mt @ 0.81% Cu, 0.13g/t Au Measured & Indicated and 10.1Mt @ 0.73% Cu, 0.14g/t Au Inferred.
•	Significant exploration upside potential, as demonstrated by the Kanmantoo Region JORC-2012 Exploration Target of 25Mt – 40Mt @ 0.7% - 1.4% Cu and 0.05 – 0.5g/t Au as of February 13, 2025.
•	60,000m drilling program for 2025 well underway, which is expected to yield an updated mineral reserves and resource estimate later in 2025, potentially supportive of a mine life extension.
•	Contractors currently at site to commence an accelerated development of the gold-dominant Nugent deposit underground decline, as part of the company’s production growth strategy for 2025, with first ore from Nugent expected in Q4-2025.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the three months ended March 31, 2025.

Declaration date	Dividend per common share	Record date	Payment date
	$
February 20, 2025	0.0125	March 31,2025	April 14, 2025

	0.0125

Share Repurchase Program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1.5 million of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the three months ended March 31, 2025.

Royalty Portfolio Updates1

During the three months ended March 31, 2025, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key developments for the first three months of 2025 are summarized as follows by project:

Wonmunna (Operating - Australia) – 1.25% - 1.50% sliding scale GRR

In January 2025, Mineral Resources Limited (“Mineral Resources”) announced that drill and blast activities had commenced in the South Pit at Wonmunna. Heritage and environmental surveys as well as geological reconnaissance and drill planning are ongoing.

Bulong/Myhree (Operating - Australia) – 1.0% NSR

In February 2025, Black Cat Syndicate Limited (“Black Cat”) announced that they had acquired the 1.2Mtpa Lakewood mill, accelerating the Kal East project by 15 months and eliminating risks associated with construction of a standalone plant. Black Cat also said Myhree underground development was scheduled to commence in Q4 2025.

In March 2025, Black Cat announced that firm commitments have been received for A$65 million via a two-tranche placement. The placement is expected to accelerate mine development at Kal East in order to supply its newly acquired Lakewood processing facility. Mining production is to be optimized from 0.8Mtpa to 1.2Mtpa throughput. Ore from the Myhree and Boundary open pits are expected to be processed at the Lakewood processing facility from April 2025 onwards.

Also, in March 2025, Black Cat announced that the open pit at the Boundary deposit was progressing ahead of schedule, with ground clearing complete and pre-stripping underway. The operator also signaled potential to extend life of mine via a cutback.

Subsequent to quarter-end, in April 2025, Black Cat announced that processing had commenced at its newly acquired Lakewood mill.

Otto Bore (Operating – Australia) – 2.5% NSR (applicable to production between 42koz – 100koz)

In January 2025, Northern Star Resources Limited (“Northern Star”) reported that mining was completed at the Otto Bore deposit at the end of December 2024. Vox management expects processing of the Otto Bore ore stockpiles to continue for the next 12-18 months, with Vox realizing revenue in accordance with the royalty contract.

Castle Hill (Operating – Australia), Kunanalling (Development – Australia) and West Kundana (Development – Australia) – Various royalty rates

In January 2025, Evolution Mining Limited (“Evolution”) stated that the Mungari mill expansion was progressing ahead of schedule, with earlier than planned commissioning expected in Q2 2025 and the Rayjax deposit expected to be a major ore contributor in the second half of FY2025. Mine development activities are stated to have been accelerated to ensure readiness for increased processing throughput. The Castle Hill pit, which is expect to provide baseload ore for the new mill, is on track.

Subsequent to quarter-end, in April 2025, Evolution advised that Mungari Mill commissioning had commenced and is set to continue through Q2 2025. The expansion increased plant capacity from 2Mtpa to 4.2Mtpa. The project was delivered nine months ahead of schedule and 9% under budget. Evolution announced that this project completion is expected to extend total Mungari mine life to at least 2038 and an increase in annual production rate from ~135,000oz to ~200,000oz (partially royalty linked). Evolution also announced that mining had commenced at the Castle Hill deposit, and that the haul road to the Mungari mill was advanced.

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1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Plutonic East (Operating - Australia) – Sliding-Scale Grade-Linked Tonnage Royalty

In March 2025, Catalyst Metals Ltd. (“Catalyst”) announced first stoping ore from the Plutonic East underground gold mine had been achieved and is expected to be processed via its currently underutilized Plutonic Processing Plant located 2km from Plutonic East. This milestone aligns with Catalyst’s stated strategy to increase production twofold from the Plutonic Gold Belt over the next 12 to 18 months. In the past three months, activity has ramped up, with a dedicated fleet mobilized, surface infrastructure (including a power plant, office and workshop) established, and development towards stoping zones progressing as planned.

Braúna (Operating – Brazil) – 0.5% GRR

In March 2025, Lipari Mining Ltd. (formerly Golden Share Resources Corporation) (“Lipari”) announced the successful closing of its previously announced reverse-takeover transaction with Lipari Diamond Mines Ltd and $3.6 million financing. Lipari also announced that diamond production at the Braúna mine in Brazil is ramping back to full capacity with the transition of the mine from an open pit to an underground operation largely completed with first sale of diamond production from the underground operation expected in April 2025.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

In March 2025, Silver Mines Limited (“Silver Mines”) announced that a Geo-Met diamond drilling campaign, consisting of ~2,000m of PQ and HQ core is underway at the Bowdens Silver Project. The campaign is focused on collecting samples covering the first 10 years of production, as per the Optimization Study released in December 2024, to produce concentrate samples, transportation certification, and tailings processing optimisation. The Geo-Met Program is focused on the Main Zone where, beneath which, there is potential to extend the Ore Reserve Estimate. Subsequently, the program is expected to test below the limits of the reserve pit mine design.

Cardinia (Development – Australia) – 1.0% Gross Value of Sales (>10,000oz production)

Subsequent to period end, in April 2025, Genesis Minerals Ltd. (“Genesis Minerals”) announced the first drilling under its ownership at the Bruno-Lewis deposit with a focus on in-filling the Reserve shell. Genesis announced high-grade intercepts that highlight the robust potential economics of the shallow mineralization.

Horseshoe Lights (Development - Australia) – 3.0% NSR

In January 2025, Horseshoe Metals Limited (“Horseshoe Metals”) announced an agreement granting Melody Gold Pty Ltd (“Melody Gold”) an option to process gold surface materials at the Horseshoe Lights copper-gold project. Melody Gold, upon exercising the option, will receive a three-year exclusive license to process these materials, with an option to extend. The materials covered comprise various stockpiles and tailings resulting from previous mining activities. Horseshoe Metals retains the rights to all copper and mixed copper-gold surface materials, as well as all subsurface resources. Horseshoe Metals has stated that it plans to use the proceeds from this agreement to advance its copper direct shipping ore strategy and is in discussions with potential partners for copper offtake funding.

Goldlund (Development – Canada) – 1.0% NSR below 50m shaft collar depth

In January 2025, NexGold Mining Corp. announced it had commenced Phase 2 of its diamond drilling campaign, comprising up to 13,000m. Phase 2 plans to build on previous success intersecting mineralization outside of the current Goliath Mineral Resource. Phase 2 is expected to include drilling two kilometers southwest of the Goldlund Deposit where mineralization is believed to continue along strike.

Kenbridge (Development – Canada) – 1.0% NSR (full buyback for C$1.5 million)

In January 2025, Tartisan Nickel Corp. announced that they closed a $500,000 unit financing with the proceeds of being used for exploration and development of the Kenbridge Project.

Abercromby Well (Development – Australia ) – 2% NSR (10% interest) once 910klb U produced

In February 2025, Toro Energy Limited announced (“Toro Energy”) that the re-optimization of the potential mining pit for Lake Maitland has been completed, allowing Toro Energy to move forward with beginning mine scheduling.

Bullabulling (Development - Australia) – A$10/oz gold royalty (>75Koz remaining production hurdle)

In January 2025, Minerals 260 Limited (“Minerals 260”), announced that it entered into a binding agreement to purchase the Bullabulling gold project from Norton Gold Fields Pty Ltd. (“Norton Gold”), a wholly owned subsidiary of Zijin Mining Group Co., Ltd. (“Zijin”). The transaction includes cash consideration of A$156.5 million plus A$10 million of Minerals 260 shares.

Subsequent to quarter-end, in April 2025, Minerals 260 successfully completed a A$220M capital raising and the acquisition of the Bullabulling gold project from Norton Gold. Minerals 260 announced that an exploration team is on site and preparing for commencement of an 80,000m drilling program, targeting resource extension targets and upgrading confidence classifications of the existing 1.4Moz Indicated resource and 0.9Moz Inferred resource. Minerals 260 commenced the 80,000m drilling program in April 2025.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Lynn Lake (MacLellan) (Feasibility – Canada) – 2.0% GRR (post initial capital recovery; royalty covers only a portion of the MacLellan deposit and not all project reserves and resources disclosed by Alamos Gold Inc.)

In January 2025, Alamos Gold Inc. (“Alamos”) announced a construction decision for the Lynn Lake project with production in the first half of 2028 at an average annual production of 176,000oz over the first 10 years.

In February 2025, Alamos extended Lynn Lake’s mine life to 27 years from 17 in the 2023 Study. Alamos increased the expected annual production to 85,000oz in years 12 to 17, a 60% increase from 53,000oz in the 2023 Study.

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

In February 2025, Orla Mining Ltd. (“Orla”) provided exploration results and permitting progress updates from the South Railroad Project: including intersections within and beyond the feasibility study open pits at Dark Star and Pinion targets, and the receipt of water rights and air operating permits. Orla also stated that they had awarded the EPCM contract and commenced basic engineering work. An updated Resource & Reserve estimate is expected in the second half of 2025.

Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

In January 2025, Develop Global Ltd (“Develop Global”) announced that design and planning for the Sulphur Springs Haul Road is underway with construction set to start after the Pilbara wet season. The operator also said several optimisation studies were underway, including investigating early access mine plan, infrastructure and processing plant. In Develop Global’s corporate presentation dated March 2025, they announced that site access/haul road is due to commence construction in the June-2025 quarter and underground development forecasted to commence in the September-2025 quarter.

Pedra Branca (Advanced Exploration – Brazil) – 1.0% NSR

In March 2025, ValOre Metals Corp. (“ValOre”) entered into an amalgamation agreement with South Atlantic Gold Inc. (“South Atlantic”), pursuant to which ValOre will acquire all of the issued and outstanding common shares in the capital of South Atlantic and all other securities of South Atlantic. ValOre announced that this transaction is expected to create a 99,924Ha precious metals district in Ceara State, Brazil.

Bulgera (Advanced Exploration - Australia) – 1.0% NSR

In March 2025, Norwest Minerals Limited (“Norwest”) advised that they entered into an access agreement with Wharton Capital Limited for the Bulgera Gold Project. Wharton Capital is a pastoral lease holder of the Marymia Station that overlaps the Bulgera Gold Project’s footprint. The state deed for the grant of a mining lease was also signed in March.

British King (Advanced Exploration – Australia) – 1.25% NSR

In March 2025, Central Iron Ore Ltd. (“Central Iron”) filed a NI43-101 Technical Report for the British King Gold Project. The Mineral Resource spans two leases, M37/30 (royalty-linked) and M37/631, and includes Indicated and Inferred Resources. In total, there are 30,100oz in Indicated Mineral Resources and 8,000oz in Inferred Mineral Resources.

Kookynie (Wolski) (Advanced Exploration – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

In March 2025, Asra Minerals Limited (“Asra”) announced they have identified several untested priority gold targets at Leonora. Asra is planning on advancing the resource drilling at royalty-linked Orion and Saphire deposits. Asra received approval for its drill program with drilling planned to commence in Q2 2025.

Estrades (Advanced Exploration - Canada) – 2.0% NSR

In January 2025, Galway Metals Inc. (“Galway”) released an updated mineral resource estimate, which included a 17% increase in the Indicated Resource and a 22% in the Inferred category compared to the 2018 study. Galway also released updated metallurgical testing results, displaying a 31% increase in potential gold recoveries, with potentially significant impacts on project economics. Galway also expects to initiate a scoping study for the Estrades project in 2025.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

In March 2025, Galway filed an NI43-101 Tech Report on Estrades reflecting the improved gold recoveries announced in January 2025.

Brightstar Alpha (Advanced Exploration – Australia) – 2.0% GRR

In March 2025, Brightstar Resources Limited (“Brightstar”) stated that ore processing has commenced at Genesis Minerals’ Laverton Mill. Brightstar announced the DFS as part of the Company’s wider Laverton-Menzies development is nearing completion.

Beschefer (Exploration – Canada) – 0.6% NSR

In March 2025, Abitibi Metals Corp. announced that it completed its 100% earn-in at the Beschefer Gold Project.

Uley (Development – Australia) – 1.5% GRR

Subsequent to period end, in April 2025, Quantum Graphite Limited (“Quantum Graphite”) announced that the Australian Government has granted Major Project Status to the Peninsula Graphite Hub, which encompasses the Uley graphite project. Quantum Graphite stated that this endorsement is expected to help support its $300 million financing proposal and meet key objectives to deliver 100ktpa of high purity graphite into the market by Q1 2027.

Comet Gold (Exploration – Australia) – 1.0% NSR

Subsequent to period end, in April 2025, Accelerate Resources Ltd. announced that following a detailed review initiated on 24 February 2024 they had identified three new high-priority gold targets at Comet.

Broken Hill (Exploration – Australia) – 2.0% NSR

In March 2025, New Frontier Minerals Ltd. entered into an agreement to sell its Broken Hill East Project to Impact Minerals Limited (“Impact Minerals”) for AUD$275,000 worth of Impact Minerals’ shares.

Outlook2

2025 Guidance

On February 20, 2025, Vox estimated that 2025 royalty revenue guidance would be in the range of $12 million to $14 million.

Following the acquisition of the Kanmantoo royalty and factoring in expected revenue associated therewith, Vox now estimates 2025 royalty revenue to total $13 million to $15 million.

Management’s 2025 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which the Company has a royalty interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the 2025 royalty revenue guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the actual royalty revenue for 2025 will be in the range set forth above. In addition, management may or may not revise our guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Key growth assets for the Company for 2025 include, based primarily on public disclosure of third-party operators:

•	The Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and continues to be optimised by Zijin and where Vox holds an A$0.50/t royalty over material from the Janet Ivy mining lease.
•	The Bulong 1.0% NSR gold royalty in Western Australia, with operator Black Cat commencing production in Q3 2024 at the Myhree open pit and development of the Boundary open pit in March 2025.
•	The Castle Hill A$40/oz gold royalty in Western Australia, with operator Evolution commencing small-scale production in Q3 2024 at the Rayjax open pit prior to commencement of larger-scale mining at the Castle Hill open pit deposit in Q2 2025.

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2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Over the coming two to three years, the Company expects growth to be fuelled by:

•	The Red Hill 4.0% GRR gold royalty in Western Australia, which continues to be actively drilled by Northern Star and which was classified as being at Feasibility stage and a potential ore source for the Fimiston plant.
•	The Plutonic East sliding scale gold royalty in Western Australia, where operator Catalyst has commenced stoping ore in Q1 2025.
•	The Mt Ida gold project, which is expected to commence mining of royalty-linked deposit Tims Find in 2026 based on environmental disclosure.
•	The Cardinia 1.0% GRR gold royalty (>10koz), which is expected to commence mining in Q4 2025 based on operator disclosure from Genesis Minerals.
•	The Horseshoe Lights 3.0% NSR copper and gold royalty, where Horseshoe Metals is exploring near-term cash flow opportunities to be unlocked from extensive gold and copper surface stockpiles.
•	The Puzzle Group deposits which are a potential ore source for Genesis’ Leonora operations.
•	The Sulphur Springs copper-zinc project which is being progressed as a pre-construction stage underground sulphide operation by Develop Global and studied as a potential scoping-stage oxide heap leach operation by Anax.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties, (ii) the licensing of certain intellectual property, such as non-core mineral royalty data contained in the Company’s MRO database, (iii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iv) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 70 royalty assets spanning six jurisdictions, including 52 royalty assets in Australia and 11 in North America.

The following table summarizes each of Vox’s royalty assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mining Ltd. (formerly Lipari Mineração Ltda.)
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Producing	Catalyst Metals Ltd.
Kanmantoo	2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced	Copper and gold	Australia	Producing	Hillgrove Resources Limited
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Minerals 260 Limited (closed post Q1 2025 end)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.

9

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold (formerly Treasury Metals Inc.)
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Development	Mineral Resources Limited
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd, in turn subject to acquisition by Northern Star)
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	Zygmund Wolski (subject to potential acquisition by Asra Minerals Ltd)

10

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	New Frontier Minerals Ltd. (formerly, Castillo Copper Ltd)
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	MTM Critical Metals Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Conditional Royalties
Brits(4)	1.4% GSR(4)	Vanadium	South Africa	Development	Sable Exploration and Mining Limited(4)
Thaduna(5)	1.0% NSR	Copper	Australia	Exploration	Stanifer Pty Limited(5)

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)

During Q2 2024, Bushveld Minerals Limited informed the Department of Mineral Resources and Energy in South Africa (the “DMRE”) that it will not be proceeding with its mining application for the Brits project. During Q2 2024, Vox entered into an agreement with Sable Exploration and Mining Limited (“Sable Exploration”) granting Vox an uncapped 1.4% GSR royalty over the same land package as the original 1.75% GSR Brits royalty. During Q2 2024, Sable Exploration submitted a prospecting right application to the DMRE and awaits a notice of approval from the DMRE. The 1.4% GSR Brits royalty is contingent upon the prospecting right being granted to Sable Exploration by the DMRE, which Vox management expects will be delivered to Sable in calendar 2025.

11

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025
(5)

During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS, which Vox management expects will be delivered to Stanifer in calendar 2025.

The following map shows the geographic location of the projects underlying the Company’s royalties and the stage of the underlying projects.

Notes:

1.	Development assets include: mining study completed (PEA/PFS/feasibility), care & maintenance, toll‑treatment, based on public filings.
2.	“Near term potential” producing asset count includes currently producing, construction/feasibility/restart stage assets from public filings.
3.	Royalty count may fluctuate based on the contractual interpretation applied by the parties to various royalty contracts from time to time.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
	$	$	$	$	$	$	$	$
Statement of income (loss)
Revenue	2,680,194	2,897,325	2,428,809	2,839,117	2,882,512	2,997,426	3,514,929	2,217,384
Gross profit	1,895,072	1,506,197	1,887,501	2,106,988	2,414,139	2,072,497	3,109,818	1,831,488
Operating expenses	1,791,541	1,507,706	1,610,775	1,898,570	1,803,625	2,667,645	1,210,962	2,349,226
Net income (loss)	(359,140)	(966,464)	(107,613)	(333,588)	(241,387)	(417,962)	1,046,532	(48,443)
Earnings (loss) per share – basic and diluted	(0.01)	(0.02)	(0.00)	(0.01)	(0.00)	(0.01)	0.02	(0.00)
Dividends declared per share	0.0125	0.012	0.012	0.012	0.012	0.011	0.011	0.011

Statement of Financial Position
Total assets	51,006,879	51,381,324	53,016,073	52,779,971	52,237,205	52,706,609	50,720,916	47,945,297
Total non-current liabilities	5,373,490	5,426,450	4,997,185	5,053,504	5,029,940	4,878,989	4,697,461	4,135,514

Statement of Cash Flows
Cash flows from (used in) operating activities	1,038,814	125,398	2,112,168	2,009,431	1,212,154	2,341,781	1,359,501	1,069,791

12

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q1 2025” refers to the three-month period ended March 31, 2025 and the “comparable quarter” or “Q1 2024” refers to the three-month period ended March 31, 2024.

Revenue

Revenue for Q1 2025 was $2,680,194 compared to revenue of $2,882,512 in the comparable quarter. The change in revenue was driven by:

•	Wonmunna iron ore royalty: a decrease of ~$750K in royalty revenue in Q1 2025, which was primarily a result of (i) a decreased amount of ~125Kdmt of iron ore shipped in Q1 2025 compared to Q1 2024, and (ii) a ~19% decline in iron ore sales price in Q1 2025 compared to Q1 2024.
•	Janet Ivy gold royalty: an increase of ~$150K in royalty revenue in Q1 2025 compared to Q1 2024, driven by the continued ramp up of production at the project, after completion of the Binduli North heap leach expansion project in 2023.
•	Castle Hill, Otto Bore and Bulong-Myhree gold royalties: ~$550K in royalty revenue in Q1 2025 compared to $nil in Q1 2024. Inaugural revenues from each of Castle Hill, Otto Bore, and Bulong-Myhree commenced in Q4 2024
•	Koolyanobbing iron ore royalty: $nil revenues in Q1 2025 compared to ~$150K in the comparable quarter. In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

Operating Expenses

Operating expenses for the quarter were $1,791,541, relatively consistent to the comparable quarter of $1,803,625. The change in account expenditures was primarily related to the following:

•	Reduction in share-based compensation expense of $70,937.
•	Reduction in corporate administration expenditures of $14,036.
•	Increase in professional fees expenditures during the period of $13,449.
•	Increase in salaries and benefits and director fees of $24,991.
•	Increase in project evaluation expenditures of $34,449.

Other Income and Expenses

Other expenses for the quarter were $11,655 vs. $109,799 in the comparable quarter. The decrease in expenses was primarily related to the following:

•	Increase in foreign exchange recovery during the quarter of $139,194 over the comparable quarter.
•	Reduction in interest income during Q1 2025 of $29,367 compared to the comparable quarter.

Income Tax Expense

During the quarter, the Company recorded:

•	Current income tax expense of $503,976 vs. $591,151 in the comparable quarter.
•	Deferred income tax recovery of $52,960 vs. an expense of $150,951 in Q1 2024.

Net Loss

The net loss for Q1 2025 was $359,140 vs. $241,387 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.01 per share in the current quarter and $0.00 in the comparable quarter. The net loss during each period is from the results of operations discussed above.

Three Months Ended March 31, 2025 Compared to the Other Quarters Presented

Revenue

On a relative basis, the Wonmunna royalty has performed consistently since it was acquired in May 2022. However, Wonmunna revenue will continue to be influenced by fluctuations in iron ore demand and pricing globally, along with quarterly production levels and grade at the underlying project, which may vary from quarter to quarter.

13

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

In Q1 2023, the Binduli North heap leach expansion project, which covers our Janet Ivy royalty, was completed. Since then, quarter-over-quarter revenue at Janet Ivy has grown steadily, driven by the continued ramp up of production at the mine.

In Q3 2023, Vox recognized inaugural revenue from the Puzzle Group gold deposits royalty, triggered by a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits. Revenue has not been recognized from this royalty since the discovery payment, which is expected as development of the asset continues.

In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources.

Lastly, in Q4 2024, inaugural royalty revenue commenced from the Otto Bore, Myhree and Castle Hill gold projects.

Operating Expenses

During the year ended 2023, key drivers behind the increase in operating expenses was primarily related to:

•	Professional fees: the Company listing on the Nasdaq in October 2022, resulting in additional legal, regulatory and compliance-related expenses during the first full year of being listed on both the Nasdaq and TSX in fiscal 2023.
•	TSX listing: graduated to the TSX in May 2023, incurring one-time fees of $143,767.
•	Impairment charges: impairments of $1.5 million in aggregate related to the Alce, Phoebe, Jaw, Cart and Colossus royalties, offset with an impairment reversal on the British King gold royalty during the period of $250,000.

A reduction in cash operating expenditures in 2024 and into 2025 is a result of management’s best efforts to decrease its corporate administration and professional fee expenses.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at March 31, 2025 comprised current assets of $12,634,375, including cash and cash equivalents of $9,145,867. Set against current liabilities of $2,980,881, the Company has net working capital of $9,653,494. This compares to current assets of $12,129,014 and net working capital of $9,234,339 as at December 31, 2024. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at March 31, 2025, the Company had $15 million available for borrowing under its Facility, which amount is subject to certain financial and restrictive covenants (see the disclosure heading “Credit Facility” above). However, on May 14, 2025, the Company drew down $11.7 million under the Facility for the purchase of the Kanmantoo royalty acquisition.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

Cash Flows From Operating Activities

Cash flows earned from operations in Q1 2025 were $1,038,814 vs. $1,212,154 in Q1 2024. The decrease in cash flows from operations during the period is primarily a result of:

•	A decrease in income from operating activities prior to non-cash working capital changes of $56,629, which is primarily related to the results of operations discussed above.
•	An increase in accounts receivable at March 31, 2025 compared to December 31, 2024 of $11,456 vs. a decrease in accounts receivable in the comparative period of $232,958.
•	An increase in prepaid expenses at March 31, 2025 compared to December 31, 2024 of $125,341 vs. a decrease in prepaid expenses in the comparative period of $92,974.
•	A decrease in accounts payable at March 31, 2025 compared to December 31, 2024 of $410,751 vs. a decrease in accounts payable in the comparative period of $541,081.
•	An increase in current income taxes payable at March 31, 2025 compared to December 31, 2024 of $458,022 vs. an increase in current taxes payable $265,246 in the comparable period.

Cash Flows Used In Investing Activities

Cash flows used in investing activities was $Nil in Q1 2025 vs. $3,113 in Q1 2024. There were no royalty acquisitions in either period.

14

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Cash Flows Used In Financing Activities

Cash flows used in financing activities for Q1 2025 were $630,539 vs. $983,659 in the comparable period. In Q1 2025, cash was used primarily for (i) dividends paid to shareholders of $604,522, and (ii) standby charges paid on the Facility of $21,563 vs. in Q1 2024, cash was used primarily for (i) dividends paid to shareholders of $549,836, and (ii) transactions costs to set up the Facility of $433,823.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, Vox may seek additional debt, including use of the Facility or the accordion feature connected thereto, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at March 31, 2025, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended March 31, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Titan

During the year ended December 31, 2023, the Company and its wholly-owned subsidiary, SilverStream SEZC (“SilverStream”), became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1 million was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1 million of the 2023 impairment charge, which would increase net income by the equivalent amount. As of the date of this MD&A, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As of the date of this MD&A, the proceeding is ongoing.

Aurenne

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. Vox Australia is seeking a court declaration regarding the unreasonable withholding of consent by Aurenne to certain transaction and assignment documentation. As at the date of this MD&A, the proceeding is ongoing.

Commitments

The Company or affiliates of the Company are committed to minimum lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

April 1, 2025 to March 31, 2026
$
Leases	3,872
Consulting agreements	49,493
53,365

15

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Contingencies

The Company or affiliates of the Company are responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,190,874
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	624,026
Koolyanobbing(6)	312,013
El Molino(7)	450,000
Uley(1)(8)	137,286
Other(9)	86,950
9,051,149

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	Half of the milestone payment may be settled in cash or common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three months ended March 31, 2025 and 2024.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and former EVP – Australia.

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Short-term employee benefits	572,018	538,337
Share-based compensation	529,844	595,364

	1,101,862	1,133,701

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at March 31, 2025 and May 15, 2025, the issued and outstanding securities were as follows:

	May 15, 2025	March 31, 2025
	#	#
Common shares issued and outstanding	50,756,371	50,754,138
Stock options	1,346,838	1,346,838
Restricted share units	2,045,121	2,045,121

Fully diluted common shares	54,148,330	54,146,097

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2024 audited consolidated financial statements. There have been no material changes to the policies during the three months ended March 31, 2025.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2025 and the year ended December 31, 2024.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at March 31,2025, the Company had cash and cash equivalents of $9,145,867 (December 31, 2024 - $8,754,391) and working capital of $9,653,494 (December 31, 2024 - $9,234,339).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at March 31, 2025, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss by $452,000.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended March 31, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $37,500.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2025 and December 31, 2024, the Company does not have any financial instruments measured at fair value after initial recognition.

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, while optimizing its capital structure by balancing debt and equity. As at March 31, 2025, the capital structure of the Company consists of $42,652,508 (December 31, 2024 - $43,060,199) of total equity, consisting of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2024. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2024.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended March 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2025

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, B.Sc (Hons) MBA ACSM MIMMM QMR R.Sci, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

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